                                                                    EXHIBIT 99.1

                        TIME WARNER SERVICE PARTNERSHIPS
                             COMBINED BALANCE SHEET
                                  (THOUSANDS)

                                                              DECEMBER 31,
                                                            ------------------
                                                              1994      1993
                                                            --------  --------
ASSETS
CURRENT ASSETS
Receivables, less allowances of $176 and $156.............. $  3,150  $  3,800
Prepaid expenses...........................................      429       198
                                                            --------  --------
Total current assets.......................................    3,579     3,998
Investments and advances...................................  155,522   149,605
Cable television equipment.................................  105,155    34,362
Furniture, fixtures and other equipment....................   44,739    18,648
                                                            --------  --------
                                                             149,894    53,010
Less accumulated depreciation..............................  (29,559)  (20,950)
                                                            --------  --------
Property, plant and equipment..............................  120,335    32,060
                                                            --------  --------
Total assets............................................... $279,436  $185,663
                                                            ========  ========
LIABILITIES AND PARTNERS' CAPITAL
CURRENT LIABILITIES
Accounts payable........................................... $ 29,649  $  3,541
Debt due to Time Warner....................................   32,320    17,036
Other current liabilities, including $5,877 due to Time
 Warner in 1994............................................   24,926     1,277
                                                            --------  --------
Total current liabilities..................................   86,895    21,854
Capital lease obligations..................................   14,113        --
Partners' capital..........................................  178,428   163,809
                                                            --------  --------
Total liabilities and partners' capital.................... $279,436  $185,663
                                                            ========  ========


See accompanying notes.

                        TIME WARNER SERVICE PARTNERSHIPS
                        COMBINED STATEMENT OF OPERATIONS
                                  (THOUSANDS)

                                                                 SEPTEMBER 15,
                                                                1993 (INCEPTION)
                                                    YEAR ENDED      THROUGH
                                                   DECEMBER 31,   DECEMBER 31,
                                                       1994           1993
                                                   ------------ ----------------
Revenues.........................................    $ 49,940       $  7,735
                                                     --------       --------
Cost of revenues (a).............................      61,948          8,428
Selling, general and administrative (a)..........      23,389          1,310
                                                     --------       --------
Operating expenses...............................      85,337          9,738
                                                     --------       --------
Operating loss...................................     (35,397)        (2,003)
Equity in losses of investee companies...........     (14,706)       (12,026)
Gain on investments..............................       9,314         10,019
Interest expense.................................      (2,714)           (93)
                                                     --------       --------
Net loss.........................................    $(43,503)      $ (4,103)
                                                     ========       ========
--------
(a)Includes depreciation and amortization expense
 of: ............................................    $ 13,033       $  1,443
                                                     ========       ========


See accompanying notes.

                        TIME WARNER SERVICE PARTNERSHIPS
                        COMBINED STATEMENT OF CASH FLOWS
                                  (THOUSANDS)

                                                                 SEPTEMBER 15,
                                                                1993 (INCEPTION)
                                                    YEAR ENDED      THROUGH
                                                   DECEMBER 31,   DECEMBER 31,
                                                       1994           1993
                                                   ------------ ----------------
OPERATIONS
Net loss..........................................   $(43,503)      $ (4,103)
Adjustments for noncash and nonoperating items:
Depreciation and amortization.....................     13,033          1,443
Equity in losses of investee companies............     14,706         12,026
Gain on investments...............................     (9,314)       (10,019)
Changes in operating assets and liabilities:
Receivables.......................................      1,327         (3,800)
Accounts payable and other current liabilities....     44,551          4,589
Other balance sheet changes.......................        465           (198)
                                                     --------       --------
Cash provided (used) by operations................     21,265            (62)
                                                     --------       --------
INVESTING ACTIVITIES
Investments and acquisitions......................    (22,722)       (32,780)
Capital expenditures..............................    (81,668)          (432)
Investment proceeds...............................     19,105          3,738
                                                     --------       --------
Cash used by investing activities.................    (85,285)       (29,474)
                                                     --------       --------
FINANCING ACTIVITIES
Increase in debt due to Time Warner...............     15,284         17,036
Repayments of capital lease obligations...........     (1,264)            --
Capital contributions from General Partners.......     50,000         12,500
                                                     --------       --------
Cash provided by financing activities.............     64,020         29,536
                                                     --------       --------
CHANGE IN CASH....................................   $     --       $     --
                                                     ========       ========


See accompanying notes.

                        TIME WARNER SERVICE PARTNERSHIPS
                    COMBINED STATEMENT OF PARTNERS' CAPITAL
                                  (THOUSANDS)

                                                                         TOTAL
                                                                       PARTNERS'
                                                                        CAPITAL
                                                                       ---------
INITIAL CAPITALIZATION AT SEPTEMBER 15, 1993.........................  $ 94,575
Net loss.............................................................    (4,103)
Capital contributions................................................    12,500
Unrealized gains on certain marketable equity investments at adoption
 of FAS 115..........................................................    60,837
                                                                       --------
BALANCE AT DECEMBER 31, 1993.........................................   163,809
Net loss.............................................................   (43,503)
Capital contributions................................................    50,726
Increase in unrealized gains on certain marketable equity invest-
 ments...............................................................     7,396
                                                                       --------
BALANCE AT DECEMBER 31, 1994.........................................  $178,428
                                                                       ========



See accompanying notes.

                        TIME WARNER SERVICE PARTNERSHIPS
                     NOTES TO COMBINED FINANCIAL STATEMENTS

1.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

  On September 15, 1993, a wholly-owned subsidiary of U S WEST, Inc. ("US WEST") was admitted as an additional limited partner of Time Warner Entertainment Company, L.P. ("TWE") (the "US WEST Transaction"). The Modification of Final Judgment entered on August 24, 1982 by the United States District Court for the District of Columbia (the "MFJ") prohibits regional Bell operating companies such as U S WEST, and their affiliates, which may include TWE, from engaging in certain business activities and practices. Accordingly, certain assets of TWE (the "Time Warner Service Partnership Assets") were distributed to the general partners of TWE prior to the U S WEST Transaction, and then were contributed to three limited partnerships (TW Service Holding I, L.P., TW Service Holding II, L.P. and TWQ I Co., L.P.) and seven general partnerships owned by certain of the limited partnerships (TW Cable Service Co., TW Transmission Co., E/Court Holdings Co., TW Programming Co., TWQ II Co., TW/BET Holding Co. and TW/Three D Holding Co.). Such limited and general partnerships are collectively referred to as the "Time Warner Service Partnerships." The general partners of TWE, which are direct or indirect wholly-owned subsidiaries of Time Warner Inc. ("Time Warner"), are the general partners of the Time Warner Service Partnerships (the "General Partners") and collectively hold a 100% priority capital interest and 87.5% residual equity interest in the Time Warner Service Partnerships. Subsidiaries of Toshiba Corporation and ITOCHU Corporation are the limited partners of the Time Warner Service Partnerships and each holds a 6.25% residual equity interest (Note 4).

  The Time Warner Service Partnership Assets principally included the satellite receiving dishes and broadcast antennas used by TWE's Cable division, the transponders and other transmission equipment employed by TWE's Programming-HBO and Filmed Entertainment divisions and TWE's equity interests in certain programming entities. The Time Warner Service Partnership Assets are reflected in the accompanying combined financial statements at TWE's historical cost.

  Pursuant to a series of agreements with TWE, if TWE is clearly not prohibited from owning or operating the Time Warner Service Partnership Assets, they will be recontributed to TWE on September 15, 1995 (or September 15, 1997 in the case of its interests in Courtroom Television Network and E! Entertainment Television, Inc.), or earlier under certain circumstances, at their then fair market value in exchange for partnership interests in TWE. As a result of a judicial order issued to U S WEST on October 24, 1994, TWE is no longer prohibited from owning or operating the Time Warner Service Partnership Assets, except for certain equity interests in companies in which the Time Warner Service Partnerships do not have the controlling interest or an ownership and voting interest so large as to exert significant influence.

  Unless amended by the mutual consent of the partners of TWE, TWE is required to make quarterly cash distributions of capital in the amount of $12.5 million to the General Partners through September 30, 1998; such amounts are then required to be contributed to the Time Warner Service Partnerships in exchange for additional General Partners' priority capital interests ("Time Warner Service Partnership Contributions"). The Time Warner Service Partnership Contributions were $50 million in 1994 and $12.5 million in 1993.

  As U.S. partnerships, the Time Warner Service Partnerships are not subject to U.S. federal, state or local income taxation.

                        TIME WARNER SERVICE PARTNERSHIPS
              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)

BASIS OF COMBINATION AND
ACCOUNTING FOR INVESTMENTS

  The combined financial statements include 100% of the assets, liabilities, revenues, expenses, income, loss and cash flows of the Time Warner Service Partnerships and all companies in which the Time Warner Service Partnerships have a controlling voting interest ("subsidiaries"), as if the Time Warner Service Partnerships and their subsidiaries were a single company. Significant intercompany accounts and transactions between the combined companies are eliminated. Significant accounts and transactions between the Time Warner Service Partnerships and its partners and affiliates are disclosed as related party transactions (Note 6).

  Investments in companies in which the Time Warner Service Partnerships have significant influence but less than a controlling voting interest are accounted for using the equity method. Under the equity method, only the Time Warner Service Partnerships' investment in and amounts due to and from the equity investee are included in the combined balance sheet, only the Time Warner Service Partnerships' share of the investee's losses is included in the combined net loss, and only the dividends, cash distributions, loans or other cash received from the investee, less any additional cash investment, loan repayments or other cash paid to the investee are included in the combined cash flows.

  In accordance with Financial Accounting Standards Board Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," investments in companies in which the Time Warner Service Partnerships do not have the controlling interest or an ownership and voting interest so large as to exert significant influence are accounted for at market value if the investments are publicly traded and there are no resale restrictions, or at cost, if the sale of a publicly-traded investment is restricted or if the investment is not publicly traded. Unrealized gains and losses on investments accounted for at market value are reported in partners' capital until the investment is sold, at which time, the realized gain or loss is included in income. Dividends and other distributions of earnings from both market value and cost method investments are included in income when declared.

  The Time Warner Service Partnerships consolidated their interest in Courtroom Television Network ("Court TV") effective January 1, 1994, because of their increased investment in the partnership relative to the other unaffiliated partners. Certain reclassifications have been made to the prior period's financial statements to conform to the 1994 presentation.

REVENUES

  Subscriber fees and fees received from services provided to TWE are recorded as revenue in the period the service is provided. Advertising revenue is recognized when the advertisement is aired.

PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment principally consist of cable television and transmission equipment and are stated at cost. Depreciation is provided generally on the straight-line method over useful lives ranging up to fifteen years.

2.INVESTMENTS AND ADVANCES

  The Time Warner Service Partnerships' investments consist of:

                                                                DECEMBER 31,
                                                              -----------------
                                                                1994     1993
                                                              -------- --------
                                                                 (THOUSANDS)
Equity method investments.................................... $ 26,547 $ 33,704
Market value method investments..............................  112,197   96,301
Cost method investments......................................   16,778   19,600
                                                              -------- --------
Total........................................................ $155,522 $149,605
                                                              ======== ========

                        TIME WARNER SERVICE PARTNERSHIPS
              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)

  Investments accounted for using the equity method include E! Entertainment Television, Inc. (49% owned), Primestar Partners, L.P. (21% owned, "Primestar") and, in 1993 only, Court TV, which was consolidated effective January 1, 1994. Equity method investments at December 31, 1993 include advances of approximately $17 million that were repaid to the Time Warner Service Partnerships in March 1994. A summary of financial information as reported by the equity investees of the Time Warner Service Partnerships on a 100% basis for the years ended December 31, 1994 and 1993 is set forth below:

                                                     YEARS ENDED DECEMBER 31,
                                                     --------------------------
                                                         1994          1993
                                                     ------------  ------------
                                                            (THOUSANDS)
Revenues............................................ $     67,720  $     46,806
Operating loss......................................      (61,950)      (60,357)
Net loss............................................      (64,125)      (67,544)
Current assets......................................       34,391        27,564
Total assets........................................      324,853       144,262
Current liabilities.................................       23,338        16,308
Long-term debt......................................      262,000        71,567
Total liabilities...................................      368,598       220,901

  Equity interests in QVC, Inc. (8% owned, "QVC"), The 3DO Company (13% owned) and Black Entertainment Television (15% owned) are accounted for at market value. The interest in QVC was sold in February 1995 to a group that had tendered for all of that company's capital stock. Proceeds of approximately $200 million were received, which will be paid, loaned, distributed or otherwise transferred to Time Warner.

3.DEBT DUE TO TIME WARNER

  The Time Warner Service Partnerships can borrow up to a maximum of $125 million from Time Warner through January 1, 1998. Each borrowing is at the discretion of Time Warner. Interest on outstanding borrowings is payable quarterly at a per annum rate equal to the weighted average interest rate applicable to borrowings by TWE under its bank credit agreement, which was 6.5% and 4.2% at December 31, 1994 and 1993, respectively. Outstanding borrowings are payable on January 1, 1998 or on earlier demand. Outstanding borrowings were approximately $32 million and $17 million at December 31, 1994 and 1993, respectively.

4.PARTNERS' CAPITAL

  The partnership agreements provide for special allocations of income, loss and distributions of partnership capital, including priority distributions in the event of liquidation or dissolution. Capital amounts assigned to each partner are based on the fair value of the assets each contributed to the partnership plus Time Warner Service Partnership Contributions funded by TWE distributions (Note 1). Partnership income, to the extent earned, is first allocated to the partners so that the economic burden of the income tax consequences of partnership operations is borne as though the partnership were taxed as a corporation ("special tax allocations"), then to the General Partners' priority capital interest in the initial capital amount of $337 million plus Time Warner Service Partnership Contributions at rates of return of up to 13.25% per annum (11.25% to the extent concurrently distributed) from the date such contributions are made, and finally to the residual equity interests. For the purpose of the foregoing allocations, partnership income or loss is based on the fair value of the Time Warner Service Partnership Assets and differs from net income or loss of the Time Warner Service Partnerships, which is based on the historical cost of the Time Warner Service Partnership Assets. Partnership losses generally are allocated first to eliminate prior allocations of partnership income to, and then to reduce the initial capital amounts of, the residual equity and General Partners' priority capital interest, in that order, and then to reduce any special tax allocations. To the extent partnership income

                        TIME WARNER SERVICE PARTNERSHIPS
              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)

is insufficient to satisfy all special allocations in a particular accounting period, the unearned portion is carried over until satisfied out of future partnership income.

  The Time Warner Service Partnerships may make quarterly cash distributions to its partners to the extent of excess cash, as defined, subject to certain limitations contained in the Time Warner Service Partnerships and TWE partnership agreements.

5.COMMITMENTS AND CONTINGENCIES

  Total rent expense was $7 million for the year ended December 31, 1994 and $2.9 million for the period from September 15, 1993 (inception) through December 31, 1993. The minimum rental commitments under noncancellable long-term operating and capital leases are: 1995-$3.3 million; 1996-$3.2 million; 1997-$2.8 million; 1998-$2.4 million; 1999-$2.2 million and after 1999-$10.8 million.

  Minimum commitments under contracts related to the operation of certain satellites and the purchase of certain equipment at December 31, 1994 were approximately $122 million, which are payable principally over a five-year period.

  On March 9, 1994, TW Programming Co. entered into an agreement with certain other partners in Primestar, pursuant to which it is obligated to provide letters of credit to support a portion of the indebtedness incurred under a $565 million satellite construction credit facility entered into by Primestar as of March 9, 1994. Time Warner has delivered its letter of credit for the account of TW Programming Co. in the amount of $69 million. Under the credit facility, TW Programming Co. is obligated to renew and increase the amount of the letters of credit provided by it to a minimum of $102 million on March 9, 1995; a minimum of $127 million on March 9, 1996; and a minimum of $131 million on March 9, 1997. The bank lenders may draw on the letters of credit provided by the partners of Primestar, on a pro rata basis, in the event any amount is due and payable under the facility or if any letter of credit is not renewed or increased as required, and in certain other circumstances. Under the agreement, if TW Programming Co. or any other partner of Primestar fails to satisfy its obligation to provide letters of credit as required, its partnership interest in Primestar and any claims for repayment of any drawings under its letters of credit are subject to forfeiture. Time Warner has no obligation to TW Programming Co. to continue to renew or increase letters of credit which TW Programming Co. is required to provide under its agreement.

6.RELATED PARTY TRANSACTIONS

  The Time Warner Service Partnerships have entered into various service agreements with TWE pursuant to which, among other things, the Time Warner Service Partnerships have provided program signal delivery services to TWE's cable systems and transmission services to TWE's Programming-HBO and Filmed Entertainment divisions, and TWE has provided billing, collection and marketing services to the Time Warner Service Partnerships.

  In the normal course of conducting their businesses, the Time Warner Service Partnerships have had various other transactions with Time Warner and TWE, generally on terms resulting from a negotiation among the affected operating units that in management's view results in reasonable allocations. Employees of the Time Warner Service Partnerships participated in various Time Warner pension, medical, stock and other benefit plans for which the Time Warner Service Partnerships were charged their allocable share of plan expenses, including administrative costs. Time Warner's corporate group provides various other services to the Time Warner Service Partnerships.

                        TIME WARNER SERVICE PARTNERSHIPS
              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)

  Court TV has affiliation agreements with its partners, including certain cable systems owned directly or indirectly by TWE, that provide for the delivery of minimum subscriber levels by the cable systems. Effective January 1, 1995, Court TV will begin to charge TWE for services provided under such agreements.

  Income (expenses) recorded by the Time Warner Service Partnerships resulting from transactions with related parties are as follows:

                                                             SEPTEMBER 15, 1993
                                              YEAR ENDED     (INCEPTION) THROUGH
                                           DECEMBER 31, 1994  DECEMBER 31, 1993
                                           ----------------- -------------------
                                                        (THOUSANDS)
Revenues..................................      $ 2,991             $ 806
Cost of revenues..........................       (6,779)             (739)
Selling, general and administrative.......       (2,523)             (398)
Interest expense..........................         (319)              (93)

  The Time Warner Service Partnerships have funding arrangements with Time Warner that provide for additional borrowings and capital contributions, as described in Notes 3 and 4, respectively.

7.SUPPLEMENTAL INFORMATION

  Supplemental information with respect to cash flows is as follows:

                                                             SEPTEMBER 15, 1993
                                              YEAR ENDED     (INCEPTION) THROUGH
                                           DECEMBER 31, 1994  DECEMBER 31, 1993
                                           ----------------- -------------------
                                                        (THOUSANDS)
Cash payments made for interest...........      $ 2,581            $    --
Borrowings................................       23,111             17,036
Repayments................................        7,827                 --
Noncash capital contributions.............          726                 --

  The principal balance sheet effects of the consolidation of Court TV in 1994 were to increase cash by $.296 million; receivables by $.677 million; prepaid expenses by $.696 million; property, plant and equipment by $18.914 million; accounts payable by $1.311 million; other current liabilities by $3.709 million; and capital lease obligations by $15.563 million. The principal balance sheet effects of the capitalization of the Time Warner Service Partnerships on September 15, 1993 were to increase investments by $61.733 million; property, plant and equipment by $33.071 million; accounts payable and other current liabilities by $.229 million; and partners' capital by $94.575 million.

  Other current liabilities consist of:

                                                                  DECEMBER 31,
                                                                 --------------
                                                                  1994    1993
                                                                 ------- ------
                                                                  (THOUSANDS)
Accrued expenses................................................ $14,862 $  971
Programming costs...............................................   2,737    306
Due to Time Warner..............................................   5,877     --
Capital lease obligations.......................................   1,450     --
                                                                 ------- ------
                                                                 $24,926 $1,277
                                                                 ======= ======

                        REPORT OF INDEPENDENT AUDITORS

THE PARTNERS OF
TIME WARNER SERVICE PARTNERSHIPS

We have audited the accompanying combined balance sheet of the Time Warner Service Partnerships as of December 31, 1994 and 1993, and the related combined statements of operations, cash flows and partners' capital for the year ended December 31, 1994 and the period from September 15, 1993 (Inception) through December 31, 1993. These financial statements are the responsibility of the Time Warner Service Partnerships' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the Time Warner Service Partnerships at December 31, 1994 and 1993, and the combined results of their operations and their cash flows for the year ended December 31, 1994 and the period from September 15, 1993 (Inception) through December 31, 1993, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

New York, New York
March 3, 1995